Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: September 14, 2015

Why Rick Rule and Eric Sprott Own Gold and Silver — Through Sprott’s Physical Metals Trusts

By: Tekoa Da Silva
Read online >

>>Precious Metals Update — Rick Rule & Eric Sprott (MP3)

Believe in owning gold and silver now?

Don’t own just any investment in physical bullion, say Eric Sprott and Rick Rule, who prefer the Sprott Physical Bullion Trusts. Shares in these trusts are backed by physical precious metals.

As Rick Rule puts it, “the Sprott products were designed by consumers — in particular Eric Sprott himself — and they came with some fairly user-friendly features like the efficient US tax treatment, physical redemption which limits the discount to NAV associated with them, and of course the liquidity that the Sprott products enjoy.”

Rick reminds that a deal is on the table if you own CentralGold Trust (GTU) or Silver Bullion Trust (SBT). You can exchange your shares based on the value of the bullion backing your shares. That means you can “lock in” a gain, as GTU and SBT tend to trade at a discount — even though both trusts are theoretically backed by bullion.

As Eric Sprott, founder of Sprott Inc., explains, he was involved with CentralGold Trust early on, but believes the Sprott trusts offer a better alternative. “I was the founding director of the Central Gold Trust,” he says, “and we parted company along the way because we thought we could create a better product.”

The tender offer expires September 18th — that’s next Wednesday.

Read on for Tekoa’s full discussion with Eric Sprott and Rick Rule. When you’re ready, you can tender your shares of CentralGold Trust and Silver Bullion Trust in exchange for shares of the Sprott Physical Gold Trust (PHYS) and the Sprott Physical Silver Trust (PSLV).

Click here for complete information on the Sprott offer. To participate, simply contact Kingsdale Shareholder Services by phone at 1-888-518-6805 (or 1-416-867-2272 outside North America) or by e-mail at contactus@kingsdaleshareholder.com.

Rick and Eric also discuss their reasons for owning precious metals, including strong demand for physical gold and silver worldwide.

Rick believes that gold under-represented in investors’ portfolios compared to historical norms.

If investors simply revert to their average percentage holdings of gold in their portfolios, “that will be very good for the gold price,” says Rick.

Tekoa Da Silva: Hi. I’m Tekoa Da Silva with Sprott Global Resource Investments and I’m joined here today by Rick Rule, Chairman of Sprott US Holdings, and Eric Sprott, Chairman of Sprott Inc. for an updated discussion on the precious metals markets.

To start with, we’ve seen continual weakness in gold and silver prices in US dollar terms since 2011 and in 2015, a number of events have occurred which many expected to cause the price of the metals to move up in US dollar terms—but they haven’t.

So the first question I have for you gentlemen is—What do you think is going to be the catalyst to cause these metals to resume their bull market in US dollar terms or in all global currencies?

Eric Sprott: Well, Tekoa, it has been very frustrating over the last four years with all the world and financial events we’ve witnessed. I have tended to suggest that gold should be a safe haven. I saw a great podcast by a fellow named JS Kim who noted that we’ve had these 6-7 standard deviation moves in lots of things like the US stock market, currencies, gold, and these things happen once every 333 million lifetimes, and yet we’ve experienced all these. He further noted that the central banks want things to happen the way they want them to happen so that people believe they have control of things. Certainly Rick, John Embry and myself have always believed that there is a mandate to keep precious metal prices low.

There have been many statements from central bankers before — Paul Volcker for one, who noted in 1980 that they lost control of the gold price. So I totally put it down to interference from central planners and, of course, the solution in my mind is that the physical demand (which I already believe is outstripping the normal supply) has to also get rid of that excess supply that central banks provide to the market in a very non-transparent manner.

We see lots of statistics that say that can happen — finding out, for instance, that the Chinese are admitting to buying about 19 tons of gold last month. The Russians are buying. Coin sales I think were up 459 percent in the US in August versus August of last year.

Just look at the currency turmoil going on in the world. Would Canadians be better off owning gold with their dollar going down by 15%? Or Brazilians, with their currency down something like 40%? Or Venezuelans or Greeks who can’t even get their money out of the bank?

So there are so many people that would be better off owning gold. It stuns me the price hasn’t been allowed to go up. It also doesn’t surprise me in the sense that central planners don’t want it to go up because they want us to believe in the recovery which of course I’ve never been a believer in anyway.

Rick Rule: I think Eric makes some good points. The first is that with the exception of the US dollar, gold has been in a bull market for 15 or 16 months and hasn’t done poorly in US dollar terms either, particularly compared with S&P 500 in the last four or five weeks.

The second thing to take into account is whether or not the current confidence in the system is justified. In other words, do the underlying economic conditions reflect the conditions of global equity and debt markets? I would suggest no. I would suggest that the strength in the bond market and the equities markets isn’t a reflection of the economic strength but rather a reflection of low competing interest rates on deposit products.

But probably the most important point for this audience to consider is whether or not gold has done what it is supposed to do in people’s portfolios over time. People have been taught in the last two or three decades to expect immediate gratification. But one of the examples that I like to point out with regards to gold is the ‘gold-to-Motel 6’ index.

When I was your age, Tekoa, a room at Motel 6 cost $6. That’s why they called it Motel 6. An ounce of gold would buy you five or six room nights at Motel 6. Today, with the gold price having fallen 30%-40% in the last four or five years, gold will buy you 15 room nights at Motel 6, which is to suggest that over decades, gold (which is simultaneously a medium of exchange but also a store of value) has done precisely what it has been expected to do.

In my own portfolio, gold is my investment and security while gold stocks are my speculative or alpha hedge. For me, perversely, I like this period of low gold prices because although I’m now in my 60s, I’m still trying to gain wealth, and you gain wealth by buying low and selling high. Having the opportunity to buy an asset that I personally value at prices that are lower than I thought I would have the opportunity to avail myself of, is a very good situation.

Tekoa Da Silva: Rick, I spoke with a major physical bullion dealer in the US yesterday and he indicated to me that he’s seeing record-breaking volumes of metal being purchased from his business, with various mints running out of certain retail products and coin premiums surging.

What do you make of the paper to physical disconnect? And when you hear this kind of commentary, does it relate to the truism I’ve heard you note that, ‘the cure for low prices is low prices?’

Rick Rule: Well, I think Eric alluded to that. I think we’ve been in a market for the last 10 years where the paper market has driven the physical market. But I suspect that in periods of turmoil it will change. I don’t know what Eric’s experience has been as a physical dealer but I’ve noted in my own context with the investment community exactly what you’ve noticed, which is that physical demand has responded to lower prices and demand for physical products is extremely strong. With regards to the futures product, I think it’s worthy to note that the futures are an institutional and a leverage-driven product, and the drivers in that institutional market are more momentum and quarterly cash bonus-driven. So I think you’re seeing a shift in leadership from the sort of hot money orientation in the futures market to the more traditional orientation.

I would also point out, as Eric does, that all markets are manipulated. Witness LIBOR; a market many times larger than the gold market. And of course the futures market because of the inherent leverage and because the opacity of that market is much easier to manipulate than the physicals market.

Tekoa Da Silva: Eric, when I look at the Sprott Physical Gold Trust and the Sprott Physical Silver Trust, I see there’s about 1.1 million ounces of gold there (roughly) and about 49 million ounces of silver (roughly). The net asset value of those two products is about $2 billion at today’s prices. What was the story behind putting those trusts together and what was your experience like finding and obtaining all that metal?

Eric Sprott: Well, of course, I had been quite a believer in gold and silver for some time. I was looking for a vehicle where investors could feel confident that they could have access to the gold. So for example, in the GLD and even the “Central Funds”—Central Gold Trust and Silver Trust — you can’t get access to the gold. So we thought we would create a product where you could get access to the gold. That was the first thing.

The second thing was to have the gold held at a non-financial counterparty — in other words, not at a bank. So the gold is held by the Royal Canadian Mint. They are our counterparty, and they are not a levered financial institution. In happenstance, we were able to identify a vehicle which allowed American citizens to not experience the same tax rates they were experiencing with other products where gold was considered a collectible and taxed at twice the capital gains rate, according to my understanding.

So in that sense, it fulfills that goal and of course the main goal is to get people to convert money into precious metals because how else do you protect yourself? I would think that it shouldn’t take much of a leap of faith to understand what the value of gold is; and you can see that a lot of people had bought into that in the sense that the comments you made about the dealers and their record volumes of gold and silver selling. And for example, huge amounts of silver — way beyond what the world can ship there on a consistent basis — are now going into India. I think they might buy as many as 9,000 or 10,000 tons this year. We only produce 28,000. They only used to consume something under 3,000 tons. So, they now consume an extra 25% of the market versus three or four years ago and the price of silver is down. It almost impossible to imagine that could happen.

So, very strange things happen in the markets. Rick has alluded to it. I have alluded to the whole need to keep gold and silver at bay to keep people calm who don’t know what’s going on. But I think the time to be calm is ending here as we see the carnage going on in the various currency and stock markets around the world.

Tekoa Da Silva: Rick, the Sprott team in Toronto recently launched an exchange offer for two competing bullion products that trade on the market — the Central Gold Trust and the Silver Bullion Trust. The ticker symbols are GTU and SBT. Where do those transactions stand for any of our listeners that might be unit holders there?

Rick Rule: Well, we’re pleased with how the transactions are proceeding and, of course, we look forward to providing GTU and SBT unit holders with the opportunity to own the superior Sprott products that more accurately track the asset values that people buy these products for.

Remember, as Eric described, that the Sprott products were designed by consumers — in particular Eric Sprott himself — and they came with some fairly user-friendly features like the efficient US tax treatment, physical redemption which limits the discount to NAV associated with them, and of course the liquidity that the Sprott products enjoy.

The largest institutional unit holders of the GTU and the SBT believe that investors deserve the opportunity to hold professionally-managed and investor-friendly products like the Sprott products, which have better liquidity.

In addition, of course, the exchange offers are being made on a NAV to NAV basis which would provide GTU and SBT investors with a significant premium to the prices that the units are currently trading at.

It’s worth noting that GTU and the SBT have persistently traded at enormous discounts to NAV while Sprott products have traded at, near, or above NAV during the same period of time. And the management teams associated with the GTU and the SBT have had a decade to correct the failings with regards to those products. I think it’s indicative of the fact that the largest institutional shareholders associated with their products have already agreed to support our offer.

Tekoa Da Silva: And if I can ask the question to both of you — Eric, starting with you — when it comes to your own portfolio management. When you’re thinking about how much physical bullion to allocate to gold or silver, what do you look towards, understanding that your suitability is different than those of most people?

Eric Sprott: Well, Tekoa, for a long time, I’ve been deeply, deeply involved in precious metals whether owning the physical or owning the shares. I’m probably deeper in involvement today than I’ve ever been, as Rick pointed out. With the share prices acting the way they have, the values have become quite incredible. Particularly if one could imagine that the price is massively discounted from its true value in a free market.

So myself, I’m probably 80% into precious metals. I’m not recommending that to all people but I feel very confident that given the development of events as we see them unfolding here, people will lose confidence in the ability of central banks to theoretically control things. There’s no doubt that every day they’re in there supporting markets and we’ve seen what has happened in

China where they just come right out to say they support the market and they’re buying stuff. The same thing was done in Japan — the government was buying stock. What has happened to the stocks? They crashed.

So people should not continue to believe that there’s this huge power that the central planners have over asset prices. I don’t think they do and we start seeing more and more cracks in it all the time, whether it’s the Brazilian market, the Japanese market, the Chinese market — you name it. There are cracks in the dam all over the place. So I just think the thesis will prove out that even though we had to wait a duly long time for this to manifest itself, our day is quickly approaching.

Tekoa Da Silva: Rick, what are your thoughts there?

Rick Rule: Well, I would agree with most of that. I think that gold has a place in every portfolio. I would note (but I cannot recall the source) that at the top of gold’s popularity, physical precious metals and precious metals-related equities accounted for about 8% of investible assets in the United States and the same figure today is about .30%, against a median and a mean over the last three decades of about 1.5% or 2%.

I’m not suggesting, Tekoa, that people think that gold or precious metals will replace the US dollar, as an example, as a store of value. But I am suggesting that gold (and precious metals investments) will lose the war less badly, going from its current .30% up to its historical median and mean, and I think that that will be very good for the gold price.

Tekoa Da Silva: Rick, Eric, — in winding down —are there any items you think we may have missed?

Rick Rule: Well, I think one of the things that we should note is that for those people who are listening to the call who are GTU and SBT shareholders, the tender deadline is September 18th, which is coming along rather rapidly and people who would prefer to enjoy a premium to the trading price that they’re penalized with now and own a superior product would consider tendering their units by the 15th in order to participate in those offers.

Eric Sprott: And, Tekoa, maybe I would just follow up by saying I think we designed a better product from day one. I was the founding director of the Central Gold Trust and we parted company along the way because we thought we could create a better product. And I think the performance of our units has proven that. I think those shareholders who own the Central Gold Trust, the GTU and the SBT would be wise to consider our offer because I think it’s in the best interest of the unitholders.

Tekoa Da Silva: Rick Rule, Chairman of Sprott US Holdings and Eric Sprott, Chairman of Sprott Inc., thank you very much for sharing your comments with us.

P.S.: Remember — the deadline to tender your shares in GTU and SBT is September 18th, 2015. To get the full details on how to participate, click here.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015 and the Notice of Variation dated September 4, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. These materials are not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

These materials do not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

These materials contain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of these materials or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.